This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

October 14, 2003.

3.

Press Release

The press release was issued on October 14, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX) is pleased to announce that the third phase exploration and diamond drill program commenced Sunday October 12, 2003. Two Boart Longyear 44 drill rigs are conducting a 14,000 metre drilling program designed to infill zones defined by past work, extend known zones along strike and to depth and test several kilometres of new exploration targets.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on October 14, 2003

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

14,000 METRE DIAMOND DRILL PROGRAM UNDERWAY AT

BISHA PROPERTY, ERITREA

October 14, 2003

Nevsun Resources Ltd. (NSU-TSX) is pleased to announce that the third phase exploration and diamond drill program commenced Sunday October 12, 2003. Two Boart Longyear 44 drill rigs are conducting a 14,000 metre drilling program designed to infill zones defined by past work, extend known zones along strike and to depth and test several kilometres of new exploration targets.

The two rigs are currently drilling in the NW anomaly located 1.5 kilometres to the northwest of the Main Bisha discovery. Similar to the Bisha discovery, the new NW anomaly displays a significant airborne EM and ground gravity response in an area with gossans exposed at surface. This strong EM response can be traced over a strike length of at least 3.0 kilometres to the south representing another potentially large,high quality exploration target.

An important objective of the drill program is to be able to complete an initial resource estimation in early 2004. Snowden Mining Industry Consultants will be conducting an on site visit of the project in November as part of their participation in the resource estimation.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks,uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company’s projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "John Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com